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                                                                    EXHIBIT 12.3

                 FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
     STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)
                                 (in thousands)


                                                                  Six Months Ended
                                    Year Ended March 31,            September 30,
                                 1994     1995      1996       1997     1996      1997
                               -------   -------  -------- -  ------   -------   -------
Pre-tax income/(loss)          $ 2,805   $ 7,619  $(11,341)   $9,675   $10,957   $13,490

Fixed charges:
   Net interest expense          1,778       774     2,380     3,885     2,127     7,116
   Rental expense (1/3)            379       587       663       778       332       637
   Capitalized interest             --        --        --        --        --       225
                               -------   -------   -------   -------   -------   -------
   Total fixed charges           2,157     1,361     3,043     4,663     2,459     7,978
                               -------   -------   -------   -------   -------   -------
Earnings before income taxes
  and fixed charges              4,962     8,980    (8,298)   14,338    13,416    21,468
                               -------   -------   -------   -------   -------   -------
Ratio of earnings to fixed        2.30      6.60        --      3.07      5.46      2.69
 Charges                         =====    ======    ======    ======    ======    ======



Note: Earnings were insufficient to cover fixed charges in the fiscal year ended March 31, 1996 by $11.3 million.